United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  December 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     (Check One) Form 20-F  X  Form 40-F
                                           ---           ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           (Check One) Yes     No  X
                                           ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

[COMPANHIA VALE DO RIO DOCE logo]                                  Press Release


                CVRD Inaugurates Funil Hydroelectric Power Plant

Rio de Janeiro, December 10, 2002 - Companhia Vale do Rio Doce (CVRD) announces that today it inaugurated its third hydroelectric power generation project, the Funil Hydroelectric Power Plant (Funil). With an installed capacity of 180 MW, the plant is located on the Rio Grande river, between the municipalities of Lavras and Perdoes, southern Minas Gerais state. The electricity produced by the Funil plant will be directed to the Tubarao Port Facilities in the state of Espirito Santo, including CVRD's pelletizing plants I and II, and will contribute to a significant reduction in electricity consumption costs.

CVRD holds 51% of the consortium that owns the Funil construction and operation concession. The Company's projected investment in Funil is US$ 47.6 million and expenditures until November 2002 totaled US$ 38.4 million.

In addition to two other plants already in operation - Igarapava and Porto Estrela - and Funil, the Company participates in seven other hydroelectric power plants projects: Candonga, Aimores, Capim Branco I and II, Foz de Chapeco, Estreito and Santa Isabel. The installed capacity of all ten plants combined is 4,451 MW, 1,810 MW of which belongs to CVRD pursuant to its stake in the different groups responsible for the concessions obtained.





--------------------------------------------------------------------------------

                                        For further information, please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
         Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                     Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               COMPANHIA VALE DO RIO DOCE
                                                         (Registrant)


Date:  December 11, 2002

                                               By: /s/ Fabio de Oliveira Barbosa
                                                   -----------------------------
                                                   Fabio de Oliveira Barbosa
                                                   Chief Financial Officer